Exhibit 99.3

SOUFUN HOLDINGS LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

SOUFUN HOLDINGS LIMITED

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN

Resolution 1	☐	☐	☐

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above.
☐

Address Change ☐ Mark box, sign and indicate changes/comments below:

				Sign Below	Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

“RESOLVED, as a special resolution:

THAT the amendments to the Fourth Amended and Restated Articles of Association of the Company currently in effect in the form attached as Exhibit A to the Notice of Annual General Meeting to Be Held on August 1, 2012 (the “AGM Notice”), be and are hereby approved and confirmed, and where necessary ratified;

THAT, solely for the purposes of reflecting the paragraph above, the Fourth Amended and Restated Memorandum and Articles of Association of the Company currently in effect (the “Current Memorandum and Articles”) be and hereby are amended and restated by their deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association attached as Exhibit B to the AGM Notice (the “New Memorandum and Articles”); and

THAT each director of the Company be and is hereby authorized to do all such acts, deeds and things and execute all documents they consider necessary or expedient in connection with the implementation of or to give effect to the aforesaid amendments to the Current Memorandum and Articles, including, without limitation, causing to be prepared and filed with the Cayman Islands Registrar of Companies, the New Memorandum and Articles adopted pursuant to this resolution.”

SouFun Holdings Limited	Voting Instruction Card
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64506, St. Paul, MN 55164-0506

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of SouFun Holdings Limited (the “Company”) will be held at 10:30 a.m. (Beijing time), on Wednesday, August 1, 2012 at 10/F, Xihuan Plaza, 1 Xizhimenwai Avenue, Beijing 100044, People’s Republic of China, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR, AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Proposals. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), July 30, 2012. Only the registered holders of record at the close of business on July 2, 2012 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on July 2, 2012, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Ordinary Shares of the Company represented by ADRs, in accordance with the instructions given below.

To view the AGM Notice and Proxy Statement, please visit http://ir.soufun.com

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 12:00 p.m. (Eastern Standard Time), on July 30, 2012.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.